                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K
  X                   ANNUAL REPORT PURSUANT TO SECTION 15(D)
-----
                        OF THE SECURITIES EXCHANGE ACT OF
                         1934 FOR THE FISCAL YEAR ENDED
                                DECEMBER 31, 1999

                                       OR
                   TRANSITION REPORT PURSUANT TO SECTION 15(D)
-----
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                FOR THE TRANSITION PERIOD FROM _______ TO _______

                            COMMISSION FILE NUMBER 1-6862

A.                FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

                       DONALDSON, LUFKIN & JENRETTE, INC.
                                 277 PARK AVENUE
                            NEW YORK, NEW YORK 10172

B.          NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
                 AND ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                       DONALDSON, LUFKIN & JENRETTE, INC.
                                 277 PARK AVENUE
                            NEW YORK, NEW YORK 10172

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

                                TABLE OF CONTENTS

                                                                     PAGE NUMBER

INDEPENDENT AUDITORS' REPORT..........................................    3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER
     31, 1999 AND 1998:

     Statements of Net Assets Available for Plan Benefits ............   4

     Statements of  Changes in Net Assets Available for
       Plan Benefits..................................................   5

     Notes to Financial Statements....................................   6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
     DECEMBER 31, 1999:

     Schedule of Assets Held for Investment Purposes..................   20

     Schedule of Assets Held for Investment Purposes which
       were both Acquired and Disposed of within the Plan Year........   25

     Schedule of Reportable Transactions..............................   26

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

The Retirement Committee of the
   401(K) Retirement Savings Plan for
   Employees of Donaldson, Lufkin & Jenrette, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the 401(K) Retirement Savings Plan for Employees of Donaldson, Lufkin & Jenrette, Inc. (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 1999 supplementary information included in Schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, NY
June 27, 2000

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998

                                                                              1999                   1998
                                                                              ----                   ----
Participation in funds:

      Fidelity Blue Chip Growth Fund                                        $15,264,821              $    -

      Fidelity Dividend Growth Fund                                           7,510,830                   -

      Fidelity Freedom Income Fund                                               51,832                   -

      Fidelity Freedom 2000 Fund                                              1,320,104                   -

      Fidelity Freedom 2010 Fund                                              2,051,099                   -

      Fidelity Freedom 2020 Fund                                              1,582,741                   -

      Fidelity Freedom 2030 Fund                                              1,154,026                   -

      Fidelity Money Market Trust:  Retirement Money
         Market Portfolio                                                    52,092,788                   -

      FMTC Select Equity Small Capitalization Collective
         Trust                                                                2,213,900                   -

      Vanguard Index Trust - 500 Portfolio                                   17,036,943                   -

      Vanguard/Windsor II                                                     3,057,012                   -

      Vanguard International Growth Portfolio                                 4,065,019                   -

      DLJ Winthrop Fixed Income Fund D                                      108,755,808                   -

      DLJ Winthrop Growth & Income Fund D                                    46,931,566                   -

      DLJ Winthrop International Equity Fund D                                2,843,679                   -

      DLJ Winthrop Growth Fund D                                             10,715,683                   -

      DLJ Winthrop High Income Fund D                                         1,123,237                   -

      DLJ Stock Fund (New)                                                   55,491,070                   -

      Alliance/Frontier Growth Fund                                         580,174,215                   -

      Growth Fund (Old)                                                              -          491,965,179

      Balanced Fund (Old)                                                            -           80,461,832

      Bond Fund (Old)                                                                -           91,369,360

      Money Market Fund (Old)                                                        -           41,064,533

      DLJ Stock Fund (Old)                                                           -           42,245,820

      Segregated Fund                                                             7,905               7,750

Loans to participants                                                         8,149,376           4,910,152
                                                                          -------------       -------------

Net assets available for plan benefits                                    $ 921,593,654       $ 752,024,626
                                                                          =============       =============

                 See accompanying notes to financial statements.

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

                       Statements of Changes in Net Assets
                           Available for Plan Benefits

                     Years Ended December 31, 1999 and 1998


                                                                       1999                 1998
                                                                  ---------------      ---------------
Investment income:

     Net realized gains from sale of securities                    $   52,865,018      $    87,290,026

     Net change in unrealized appreciation in
       market value of investments                                     75,885,691           47,056,675

     Interest and dividends                                            12,666,748           12,711,439
                                                                  ---------------      ---------------

        Investment income                                             141,417,457          147,058,140

     Administrative expenses                                             (183,156)            (189,847)
                                                                  ---------------      ---------------

        Net investment income                                         141,234,301          146,868,293
                                                                  ---------------      ---------------

 Contributions:

     Employer                                                           8,743,918            5,784,395
     Employee                                                          47,824,804           37,557,813
                                                                  ---------------      ---------------

         Total contributions                                           56,568,722           43,342,208

 Benefits paid to participants                                        (28,158,603)         (22,448,354)

 Outstanding defaulted loans                                              (75,392)                   -
                                                                  ---------------      ---------------

 Net increase in assets available for plan benefits                   169,569,028          167,762,147

 Net assets available for employee benefits:

     Beginning of year                                                752,024,626          584,262,479
                                                                  ---------------      ---------------

     End of year                                                    $ 921,593,654        $ 752,024,626
                                                                  ===============      ===============

                 See accompanying notes to financial statements.

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)      ORGANIZATION

         On December 10, 1999, Donaldson, Lufkin & Jenrette, Inc. (the "Company") changed the name of its retirement plan from Profit Sharing Plan for Employees of Donaldson, Lufkin & Jenrette, Inc. to 401(K) Retirement Savings Plan for Employees of Donaldson, Lufkin &
         Jenrette, Inc. (the "Plan").

         On March 1, 1999, Fidelity Management Trust Company ("FMTC" or the "Trustee") replaced Winthrop Trust Company as the trustee of the Trust Under the 401(k) Retirement Savings Plan for Employees of Donaldson, Lufkin & Jenrette, Inc. (the "Trust") and Bank of New York as the custodian of the Plan. FMTC, in its capacity as trustee, may subcontract some of the services provided under the Trust Agreement to its agents or affiliates and that certain of such services may be provided pursuant to one or more other contractual agreements or relationships. Currently, Bankers Trust and Brown, Brothers Harriman & Company are providing certain custodial services for Fidelity. In addition, several affiliated Fidelity companies, including Fidelity Investments Institutional Operations Company Inc., and Fidelity Investments Institutional Services Company, Inc. began to provide recordkeeping and employee communication services for the Plan.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

         The Plan's investments are carried at fair value or estimated fair value. Quoted market prices, if available, are used to value investments. Cost is considered to approximate fair value for pooled temporary investments. Participants' accounts are maintained in shares/units and valued daily by crediting the number of shares/units with the current price each day. Loans to participants are valued at cost, which approximates fair value.

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

         Benefits are recorded when paid.

         The Plan's percentage interest in the Trust is based upon the ratio of the Plan's total assets to the total assets of the Trust. At December 31, 1999 and 1998, the Plan had interests of approximately 99.71% and 99.67% of the Trust's assets, respectively.

         Costs associated with the administration of the Plan are paid partly out of Plan assets, and partly by the Company, on a voluntary basis.

         Certain reclassifications have been made to prior year financial statements to conform to the 1999 presentation.

(3)      PLAN DESCRIPTION

         The following description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a defined contribution plan that is subject to the provisions of the Plan Agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following is a summary of the current provisions of the Plan.

         (a)ELIGIBILITY

         Officers and employees in the United States and U.S. residents seconded to an office located outside the United States are eligible to participate if they are employed by the Company or an affiliate which has adopted the Plan. They are eligible to participate in the Plan, effective with their date of employment.

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

                          Notes to Financial Statements

         (b)CONTRIBUTIONS

         The Board of Directors, at its discretion, determines the Company's contribution prior to the close of each Plan year. Profit sharing contributions are allocated to participants as follows. First, a profit sharing contribution is allocated to all staff employees as a uniform percent of each employee's base compensation. Then, profit sharing contributions may be made to executive employees by group, based upon the profitability of each group. The contribution is allocated in an amount equal to a uniform percentage of their Base Compensation in excess of the Social Security taxable wage base.
         This percentage can not be in excess of the percentage contributed on behalf of staff employees. Each group's level of contribution for its executives, therefore, could range from zero to the staff percent. Lastly, the balance of the profit sharing contribution, if any, is allocated among the participants in a uniform percentage of Base Compensation. No contributions have been allocated to executives for the years ended December 31, 1999 and 1998.

         For the Plan, "Base Compensation" is defined as base salary which does not include other forms of compensation such as overtime, bonuses, commissions, severance pay, etc., unless an employee is paid solely on a commission basis, in which case base compensation means all commissions received up to a maximum of $50,000 per year for plan years before January 1, 1999, or $100,000 per year for plan years beginning on or after January 1, 1999.

         For plan years beginning before January 1, 1999, once the Company declared its contribution, each participating employee could elect to take as much as 50% of the Company contribution allocated to such employee in cash before the Company makes its contribution to the Plan. In addition, each participating employee may elect to reduce his or her Base Compensation or other compensation each payroll period or otherwise and direct his employer to contribute an identical amount to the Plan on his or her behalf in cash as a salary reduction contribution. For plan years beginning on or after January 1, 1999, the option to take 50% in cash is no longer available.

         Under the amended Internal Revenue Code of 1986 ("Code"), the maximum salary reduction contribution is $10,500 and $10,000 for 1999 and 1998, respectively.

         Because of the above limitation and other limitations placed upon contributions under such plans by the Code, some of the highest paid employees could be limited in the amount each could add to the Company's contribution under the salary reduction feature or, in certain circumstances, could not make any salary reduction contributions. In some cases, such employees might even be obligated to take a portion of the Company's basic contribution in cash.

        (c)FORFEITURES/VESTING

         The profit sharing account consists of: (a) the portion of each year's Company contribution which the participant could not elect to take in cash for plan years prior to January 1, 1999; and (b) the amount of each year's Company contribution for plan years beginning on and after January 1, 1999. For any participant who was employed on or after November 1, 1990, this amount is subject to a risk of forfeiture. The entire amount of such account would be forfeited if such participant should terminate within five years after employment. After five years of service such participant is 100% vested, as are all participants who were employed prior to November 1, 1990. Forfeitures arising from terminations of employment are accumulated throughout the year and used to offset the Company contribution at the close of the year.

         (d)DISTRIBUTIONS

         Upon termination of employment, other than by reason of death or disability, participants are entitled to receive their entire interest in their profit sharing account, only if vested, and their entire interest in the remainder of their Plan account. Participants are always 100% vested in their profit sharing account if they become disabled or die. Distributions may be paid to the participant in a lump sum or installments as requested by the participant. As required by law, a participant may also elect to postpone payment of his or her vested interest in the Plan until a later date if his/her balance is $5,000 or greater.

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

                          Notes to Financial Statements

        (e)TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, the full value of all accounts shall be held in trust for the participants in accordance with the provisions of the Plan.

         (f)CHANGES IN THE INVESTMENT OPTIONS

         On November 1, 1998, the Company established the DLJ Stock Fund. This fund allows employees to invest up to 50 percent of their contributions into the DLJ Stock Fund. Members who were actively employed by the Company on September 30, 1998, were also given the opportunity to elect to transfer up to 50 percent of their existing account balances into the DLJ Stock Fund. The current limit on the amount of DLJ Common Stock that may be held by the fund is 3,000,000 shares.

         The DLJ Stock Fund is managed according to investment guidelines established by the Investment Committee. At any time, installment distributions from the DLJ Stock Fund shall be made in cash only. Withdrawals from the DLJ Stock Fund will be processed in-kind. Fractional shares are distributed as cash.

         In March 1999, a total of 19 funds from the Fidelity, Vanguard and DLJ Winthrop fund families became available as investment options. Assets invested in the existing funds at March 1, 1999, were reallocated to the new funds according to terms set by the Retirement Committee.

         Participants' contributions can be invested in any of the funds listed below. Investments of contributions among the investment funds can be made in increments of 1-20% (in whole percents), with a maximum of 50% of contributions permitted to be invested in the DLJ Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among the investment funds on a daily basis. However, no inter-fund transfers will be allowed that would cause more than 50% of a participant's resulting account balance in the Plan as of the prior business day to be invested in the DLJ Stock Fund.

         The following is a general description of each investment fund in which the Plan invested since March 1999, as directed by participants:

         FIDELITY BLUE CHIP GROWTH FUND: This fund invests its assets primarily in common stocks of well-known and established companies. Normally, at least 65% of the fund's total assets are invested in the common stock of blue chip companies.

         FIDELITY DIVIDEND GROWTH FUND: This fund invests in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now. The focus of this fund is medium-to-large companies.

         FMTC SELECT EQUITY SMALL CAPITALIZATION COLLECTIVE TRUST: This trust is a small-commingled pool that uses an innovative investment approach that capitalizes on fundamental research by combining qualitative stock selection with quantitative risk control. The performance objective is to provide active return over the Russell 2000 Index while maintaining low active volatility.

         FIDELITY FREEDOM INCOME FUND: This asset allocation mutual fund invests approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds and 40% in Fidelity money market mutual funds.

         FIDELITY FREEDOM 2000 FUND: This asset allocation mutual fund invests approximately 41% in Fidelity stock mutual funds, approximately 44% in Fidelity bond mutual funds, and approximately 15% in Fidelity money market mutual funds. The mix of underlying funds will gradually become conservative over time.

         FIDELITY FREEDOM 2010 FUND: This asset allocation mutual fund invests approximately 65% in Fidelity stock mutual funds, approximately 33% in Fidelity bond mutual funds, and approximately 2% in Fidelity money market mutual funds. The mix of underlying funds will gradually become conservative over time.

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

                          Notes to Financial Statements

         FIDELITY FREEDOM 2020 FUND: This asset allocation mutual fund invests approximately 80% in Fidelity stock mutual funds and approximately 20% in Fidelity bond mutual funds. The mix of underlying funds will gradually become conservative over time.

         FIDELITY FREEDOM 2030 FUND: This asset allocation mutual fund invests approximately 84% in Fidelity stock mutual funds and approximately 16% in Fidelity bond mutual funds. The mix of underlying funds will gradually become conservative over time.

         FIDELITY MONEY MARKET TRUST: RETIREMENT MONEY MARKET PORTFOLIO: This fund invests in U.S. dollar denominated money market securities of domestic and foreign issuers and repurchase agreements. The fund may also enter into reverse repurchase agreements. More than 25% of the fund's total assets will be invested in the financial services industry.

         VANGUARD INTERNATIONAL GROWTH PORTFOLIO: This fund invests in stocks of high-quality, seasoned companies located outside the United States with records of good growth. The portfolio invests in more than 15 foreign markets, emphasizing companies with above-average growth potential.

         VANGUARD INDEX TRUST - 500 PORTFOLIO: This equity fund's objective is to replicate the investment performance of the Standard & Poor's 500 Index.

         VANGUARD/WINDSOR II: This equity fund invests in stocks of large and medium-sized companies that are generally overlooked in the market.

         DLJ WINTHROP INTERNATIONAL EQUITY FUND: This fund invests primarily in non-U.S. common stocks and other equity securities of companies represented in the Europe, Australia and Far East Index, which is an unmanaged index of over 1,000 foreign stocks. It focuses in particular on stocks with reasonable value, reliable earnings, and high quality-management.

         DLJ WINTHROP GROWTH FUND: This fund invests primarily in common stocks, securities convertible into common stock, and other equity securities of well known and established companies.

         DLJ WINTHROP HIGH INCOME FUND: This fixed income (bond) fund invests in a mix of corporate bonds and notes, as well as convertible securities and preferred stocks that are rated in the lower categories of established rating services. Lower rated securities are also known as "junk bonds" which are considered speculative securities.

         DLJ WINTHROP FIXED INCOME FUND: This fund invests primarily in high quality corporate bonds, U.S. government securities, commercial paper and obligations issued or guaranteed by national or state bank holding companies.

         DLJ WINTHROP GROWTH & INCOME FUND: This fund invests in dividend paying common stocks, preferred stocks and securities convertible into common stock. It may also invest in debt securities of at least upper medium quality, U.S. government securities and money market instruments.

         ALLIANCE/FRONTIER GROWTH FUND: This is a growth managed account investing primarily in common stocks although a portion of the Fund may be invested in smaller companies or business "turnarounds" if market conditions appear favorable to such investments. Although basically an equity fund, assets may be invested in short- or long-term fixed income securities when the rate of return is deemed superior to that available on stocks.

         DLJ STOCK FUND: This fund invests primarily in the stock of DLJ as well as in short-term investments.

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

                          Notes to Financial Statements

 (4)     PARTIES IN INTEREST

         Certain Plan investments are managed by investment advisers affiliated with the Company and, accordingly, these transactions qualify as party-in-interest.

(5)      RELATED PARTY TRANSACTIONS

         Certain investment advisors are affiliated entities. These affiliates are paid fees directly by the Company.

(6)      FEDERAL INCOME TAXES

         The Plan has received a determination letter dated August 17, 1995 from the Internal Revenue Service stating that it is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is operating in accordance with the applicable sections of the IRC. Accordingly, no provision for income tax has been made in the financial statements.

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
                          NOTES TO FINANCIAL STATEMENTS

(7)  PARTICIPATION IN TRUST FUNDS

Under the terms of the Trust Agreement between the Company and Fidelity Management Trust Company, the Trustee adminsters the Trust on behalf of the various pension, profit sharing and thrift plans of the Company and certain of its affiliated companies (the "Plans"). Each of the participating Plans has an interest in the collective assets of the Trust which include money committed to the Trust by the individual plans and investment income, net of related costs.

The net assets available for employee benefits for the Group Trust Funds as of December 31, 1999 are as follows:


                                                     FIDELITY               FIDELITY
                                                     BLUE CHIP              DIVIDEND                FIDELITY
                                                      GROWTH                 GROWTH               FREEDOM INCOME
                                                       FUND                   FUND                    FUND
                                                --------------------   --------------------   --------------------
ASSETS
Investments at fair value:
   Mutual funds                                        $ 14,604,251            $ 7,271,970               $ 42,443
   Collective trusts                                              -                      -                      -
   Common stock                                                   -                      -                      -
   Loans to participants                                          -                      -                      -
                                                --------------------   --------------------   --------------------

                                                         14,604,251              7,271,970                 42,443

Cash and cash equivalents                                         -                      -                      -
Savings bank deposits                                             -                      -                      -
Contribution Receivable-Employer                            601,180                214,107                  8,649
Contribution Receivable-Employees                            59,390                 24,753                    740
                                                --------------------   --------------------   --------------------

Net Assets Available for
   Employee Benefits                                   $ 15,264,821            $ 7,510,830               $ 51,832
                                                ====================   ====================   ====================

Plan's Participation in Group
   Trust Funds:

      Amount                                           $ 15,264,821            $ 7,510,830               $ 51,832
                                                ====================   ====================   ====================

      Percent                                               100.00%                100.00%                100.00%
                                                ====================   ====================   ====================


                                                      FIDELITY              FIDELITY            FIDELITY
                                                     FREEDOM 2000         FREEDOM 2010         FREEDOM 2020
                                                        FUND                  FUND                FUND
                                                --------------------   -----------------   ------------------
ASSETS

Investments at fair value:
   Mutual funds                                         $ 1,305,884         $ 2,008,152          $ 1,522,191
   Collective trusts                                              -                   -                    -
   Common stock                                                   -                   -                    -
   Loans to participants                                          -                   -                    -
                                                --------------------   -----------------   ------------------

                                                          1,305,884           2,008,152            1,522,191

Cash and cash equivalents                                         -                   -                    -
Savings bank deposits                                             -                   -                    -
Contribution Receivable-Employer                             12,608              39,417               52,548
Contribution Receivable-Employees                             1,612               3,530                8,002
                                                --------------------   -----------------   ------------------

Net Assets Available for
   Employee Benefits                                    $ 1,320,104         $ 2,051,099          $ 1,582,741
                                                ====================   =================   ==================

Plan's Participation in Group
   Trust Funds:

      Amount                                            $ 1,320,104         $ 2,051,099          $ 1,582,741
                                                ====================   =================   ==================

      Percent                                               100.00%             100.00%              100.00%
                                                ====================   =================   ==================

                                                                        FIDELITY MONEY         FMTC SELECT
                                                                         MARKET TRUST:         EQUITY SMALL
                                                     FIDELITY             RETIREMENT          CAPITALIZATION
                                                   FREEDOM 2030          MONEY MARKET           COLLECTIVE
                                                       FUND                PORTFOLIO               TRUST
                                                ------------------   -------------------   -----------------
ASSETS

Investments at fair value:
   Mutual funds                                       $ 1,026,612          $          -          $        -
   Collective trusts                                            -                     -           2,151,431
   Common stock                                                 -                     -                   -
   Loans to participants                                        -                     -                   -
                                                ------------------   -------------------   -----------------

                                                        1,026,612                     -           2,151,431

Cash and cash equivalents                                       -            50,928,581                   -
Savings bank deposits                                           -                     -                   -
Contribution Receivable-Employer                          118,589             1,080,183              55,254
Contribution Receivable-Employees                           8,825                84,024               7,215
                                                ------------------   -------------------   -----------------

Net Assets Available for
   Employee Benefits                                  $ 1,154,026          $ 52,092,788         $ 2,213,900
                                                ==================   ===================   =================

Plan's Participation in Group
   Trust Funds:

      Amount                                          $ 1,154,026          $ 52,092,788         $ 2,213,900
                                                ==================   ===================   =================

      Percent                                             100.00%               100.00%             100.00%
                                                ==================   ===================   =================

                                                    VANGUARD
                                                   INDEX TRUST
                                                       500                 VANGUARD/
                                                    PORTFOLIO             WINDSOR II
                                                -------------------   --------------------
ASSETS

Investments at fair value:
   Mutual funds                                       $ 16,368,404            $ 2,976,354
   Collective trusts                                             -                      -
   Common stock                                                  -                      -
   Loans to participants                                         -                      -
                                                -------------------   --------------------
                                                        16,368,404              2,976,354

Cash and cash equivalents                                        -                      -
Savings bank deposits                                            -                      -
Contribution Receivable-Employer                           587,496                 71,140
Contribution Receivable-Employees                           81,043                  9,518
                                                -------------------   --------------------

Net Assets Available for
   Employee Benefits                                  $ 17,036,943            $ 3,057,012
                                                ===================   ====================

Plan's Participation in Group
   Trust Funds:

      Amount                                          $ 17,036,943            $ 3,057,012
                                                ===================   ====================

      Percent                                              100.00%                100.00%
                                                ===================   ====================

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
                          NOTES TO FINANCIAL STATEMENTS


(7)  Participation in Trust Funds

                                                 VANGUARD              DLJ WINTHROP              DLJ WINTHROP
                                              INTERNATIONAL               FIXED                    GROWTH &
                                                  GROWTH                  INCOME                    INCOME
                                                PORTFOLIO                  FUND                      FUND
                                            -------------------   ------------------------   ----------------------
ASSETS

Investments at fair value:
   Mutual funds                                    $ 3,914,504              $ 109,191,434             $ 47,728,687
   Collective trusts                                         -                          -                        -
   Common stock                                              -                          -                        -
   Loans to participants                                     -                          -                        -
                                            -------------------   ------------------------   ----------------------

                                                     3,914,504                109,191,434               47,728,687

Cash and cash equivalents                                    -                          -                        -
Savings bank deposits                                        -                          -                        -
Contribution Receivable-Employer                       134,302                    432,551                  467,660
Contribution Receivable-Employees                       16,213                     43,385                   39,894
                                            -------------------   ------------------------   ----------------------

Net Assets Available for
   Employee Benefits                                $4,065,019              $ 109,667,370             $ 48,236,241
                                            ===================   ========================   ======================

Plan's Participation in Group
   Trust Funds:

      Amount                                        $4,065,019              $ 108,755,808             $ 46,931,566
                                            ===================   ========================   ======================

      Percent                                          100.00%                     99.17%                   97.29%
                                            ===================   ========================   ======================

                                                DLJ WINTHROP
                                               INTERNATIONAL               DLJ WINTHROP           DLJ WINTHROP
                                                   EQUITY                     GROWTH              HIGH INCOME
                                                    FUND                       FUND                   FUND
                                            -------------------------   ------------------   -----------------------

ASSETS

Investments at fair value:
   Mutual funds                                          $ 2,799,323         $ 10,275,466               $ 1,100,053
   Collective trusts                                               -                    -                         -
   Common stock                                                    -                    -                         -
   Loans to participants                                           -                    -                         -
                                            -------------------------   ------------------   -----------------------

                                                           2,799,323           10,275,466                 1,100,053

Cash and cash equivalents                                          -                    -                         -
Savings bank deposits                                              -                    -                         -
Contribution Receivable-Employer                              38,077              411,755                    19,088
Contribution Receivable-Employees                              6,279               28,462                     4,096
                                            -------------------------   ------------------   -----------------------

Net Assets Available for
   Employee Benefits                                     $ 2,843,679         $ 10,715,683               $ 1,123,237
                                            =========================   ==================   =======================

Plan's Participation in Group
   Trust Funds:

      Amount                                             $ 2,843,679         $ 10,715,683               $ 1,123,237
                                            =========================   ==================   =======================

      Percent                                                100.00%              100.00%                   100.00%
                                            =========================   ==================   =======================

                                                                         ALLIANCE/
                                                 DLJ STOCK               FRONTIER             GROWTH
                                                    FUND                  GROWTH               FUND
                                                   (NEW)                   FUND                (OLD)
                                            -------------------   ---------------------   --------------
ASSETS

Investments at fair value:
   Mutual funds                                    $         -            $525,202,567      $         -
   Collective trusts                                         -                       -                -
   Common stock                                     52,386,330 *            51,051,749                -
   Loans to participants                                     -                       -                -
                                            -------------------   ---------------------   --------------

                                                    52,386,330             576,254,316                -

Cash and cash equivalents                            2,740,212                       -                -
Savings bank deposits                                        -                       -                -
Contribution Receivable-Employer                       329,891               4,052,777                -
Contribution Receivable-Employees                       34,637                 318,926                -
                                            -------------------   ---------------------   --------------

Net Assets Available for
   Employee Benefits                              $ 55,491,070           $ 580,626,019     $          -
                                            ===================   =====================   ==============

Plan's Participation in Group
   Trust Funds:

      Amount                                      $ 55,491,070           $ 580,174,215     $          -
                                            ===================   =====================   ==============

      Percent                                          100.00%                  99.92%          100.00%
                                            ===================   =====================   ==============


                                                 BALANCED            BOND
                                                   FUND              FUND
                                                   (OLD)             (OLD)
                                            ------------------   ------------
ASSETS

Investments at fair value:
   Mutual funds                                      $      -       $      -
   Collective trusts                                        -              -
   Common stock                                             -              -
   Loans to participants                                    -              -
                                            ------------------   ------------

                                                            -              -

Cash and cash equivalents                                   -              -
Savings bank deposits                                       -              -
Contribution Receivable-Employer                            -              -
Contribution Receivable-Employees                           -              -
                                            ------------------   ------------

Net Assets Available for
   Employee Benefits                                 $      -       $      -
                                            ==================   ============

Plan's Participation in Group
   Trust Funds:

      Amount                                         $      -       $      -
                                            ==================   ============

      Percent                                         100.00%        100.00%
                                            ==================   ============

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
                          NOTES TO FINANCIAL STATEMENTS

(7) Participation in Trust Funds


                                  DLJ          MONEY MARKET
                                STOCK FUND        FUND             SEGREGATED          LOANS TO
                                  (OLD)           (OLD)              FUND             PARTICIPANTS          TOTAL
                                  ------          ------          ----------          ------------        ----------
ASSETS

Investments at fair value:
   Mutual funds                   $    -          $    -          $        -          $        -         $747,338,295
   Collective trusts                   -               -                   -                   -            2,151,431
   Common stock                        -               -                   -                   -          103,438,079
   Loans to participants               -               -                   -           8,149,376            8,149,376
                                  ------          ------          ----------          ----------          -----------

                                       -               -                   -           8,149,376          861,077,181

Cash and cash equivalents              -               -                   -                   -           53,668,793
Savings bank deposits                  -               -               7,905                   -                7,095
Contribution Receivable-Employer       -               -                   -                   -            8,727,272
Contribution Receivable-Employees      -               -                   -                   -              780,544
                                  ------          ------          ----------          ----------          -----------

Net Assets Available for
   Employee Benefits              $    -          $    -          $    7,905          $8,149,376         $924,261,695
                                  ======          ======          ==========          ==========          ===========

Plan's Participation in Group
   Trust Funds:

      Amount                      $    -          $    -          $    7,905          $8,149,376         $921,593,654
                                  ======          ======          ==========          ==========          ===========

      Percent                     100.00%         100.00%             100.00%             100.00%              99.71%
                                  ======          ======          ==========          ==========          ==========

As of December 31, 1999, the Plan's investment in DLJ Common Stock was $52,386,330, which exceeded 5% of net assets of the Plan.

         TRUST UNDER THE 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

                          Notes to Financial Statements

(7)  Participation in Trust Funds


Under the terms of the Trust Agreement between the Company and Fidelity Management Trust Company, the Trustee administers the Trust on behalf of the various pension, profit sharing and thrift plans of the Company and certain of its affiliated companies (the "Plans"). Each of the participating Plans has an interest in the collective assets of the Trust which include money committed to the Trust by the individual plans and investment income, net of related costs.

The net assets available for employee benefits for the Group Trust Funds as of December 31, 1998 are as follows:


                                                                                    Balanced
                                                            Growth Fund               Fund                Bond Fund
                                                           -------------          ------------          ------------
Collective Short-Term Investments                         $   35,005,196    $                -         $   4,120,264
Mutual Funds                                                   9,768,990            10,992,523                     -
Commercial Paper                                                       -                     -             5,902,197
Government Bonds                                                       -            22,365,951            40,274,564
Corporate Bonds                                                        -             8,962,765            43,037,094
Preferred Stock                                                        -                     -                     -
Common Stock                                                 443,874,147            36,037,785                     -
Loans to Participants                                                  -                     -             4,910,152
                                                           -------------          ------------          ------------

                                                             488,648,333            78,359,024            98,244,271


Cash                                                                   -              (902,403)                    -
Savings Bank Deposits                                                  -                     -                     -
Contribution Receivable-Employer                               5,200,837               633,471               252,447
Accrued Dividends and Interest                                   195,762               569,744               889,561
Contribution Receivable-Employee                                   1,624               525,845               229,651
Receivable for securities sold                                 7,226,844               230,431                     -
Other Receivables                                              2,838,607                    13               110,010
Interfund Receivable/(Payable)                                (1,703,058)            3,110,019            (3,293,770)
Payable for securities purchased                              (9,610,847)              (30,431)                    -
Other Payables                                                  (473,137)               (7,765)              (82,404)
                                                           -------------          ------------          ------------


Net Assets Available For Employee Benefits                 $ 492,324,965          $ 82,487,948          $ 96,349,766
                                                           =============          ============          ============

Plan's Participation in Group Trust Funds:
     Amount                                                $ 491,965,179          $ 80,461,832          $ 96,279,512
                                                           =============          ============          ============

     Percent                                                      99.93%                97.54%                99.93%
                                                           =============          ============          ============


                                                          Money Market          DLJ Stock         Segregated
                                                              Fund                 Fund              Fund             Total
                                                          ------------        ------------         --------         -------------
Collective Short-Term Investments                         $ 37,857,652        $                     $     -        $   76,983,112
Mutual Funds                                                         -                   -                -            20,761,513
Commercial Paper                                                     -                   -                -             5,902,197
Government Bonds                                                     -                   -                -            62,640,515
Corporate Bonds                                                      -                   -                -            51,999,859
Preferred Stock                                                      -                   -                -                     0
Common Stock                                                         -          42,212,862                -           522,124,794
Loans to Participants                                                -                   -                -             4,910,152
                                                          ------------        ------------         --------         -------------
                                                            37,857,652          42,212,862                -           745,322,142


Cash                                                                 -                   -                -              (902,403)
Savings Bank Deposits                                                -                   -            7,750                 7,750
Contribution Receivable-Employer                               496,404                   -                -             6,583,159
Accrued Dividends and Interest                                 151,051                 449                -             1,806,567
Contribution Receivable-Employee                               132,387                   -                -               889,507
Receivable for securities sold                                       -                   -                -             7,457,275
Other Receivables                                              572,739                   -                -             3,521,369
Interfund Receivable/(Payable)                               1,854,300              32,509                -                     -
Payable for securities purchased                                     -                   -                -            (9,641,278)
Other Payables                                                       -                   -                -              (563,306)
                                                          ------------        ------------         --------         -------------


Net Assets Available For Employee Benefits                $ 41,064,533        $ 42,245,820          $ 7,750         $ 754,480,782
                                                          ============        ============          =======         =============

Plan's Participation in Group Trust Funds:
     Amount                                               $ 41,064,533        $ 42,245,820          $ 7,750         $ 752,024,626
                                                          ============        ============          =======         =============

     Percent                                                   100.00%             100.00%          100.00%                99.67%
                                                          ============        ============          =======         =============



As of December 31, 1998, the Plan's investment in DLJ Common Stock was $42,212,862, which exceeded 5% of net assets of the Plan.

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
                          NOTES TO FINANCIAL STATEMENTS

(7),  Continued

The change in net assets available for employee benefits for the Trust under the 401(K) Retirement Savings Plan for Employees of Donaldson, Lufkin & Jenrette for the year ended December 31, 1999 is as follows:


                                                              FIDELITY           FIDELITY
                                                              BLUE CHIP          DIVIDEND          FIDELITY          FIDELITY
                                                               GROWTH             GROWTH         FREEDOM INCOME     FREEDOM 2000
                                                                FUND               FUND              FUND              FUND
                                                           ----------------   ---------------   ----------------  ----------------
INVESTMENT INCOME:

  Net realized gains (losses) from sale
      of securities                                            $    25,801        $  (58,579)           $    44        $    8,480
  Net change in unrealized
      appreciation (depreciation) of investments                 1,309,860          (143,352)               538            30,133
  Interest and Dividends                                           242,566           295,307              1,209            49,827
                                                           ----------------   ---------------   ----------------  ----------------
                                                                 1,578,227            93,376              1,791            88,440

  Administrative expenses                                              (64)              (38)                (1)               (1)
                                                           ----------------   ---------------   ----------------  ----------------

      Net investment income (loss)                               1,578,163            93,338              1,790            88,439

Contributions:

   Employer                                                        601,180           214,107              8,649            12,608
   Employee                                                      2,207,301         1,081,277             38,458            63,409
                                                           ----------------   ---------------   ----------------  ----------------

      Total contributions                                        2,808,481         1,295,384             47,107            76,017

   Benefits paid to participants                                   (87,361)         (130,367)                 -            (8,530)
                                                           ----------------   ---------------   ----------------  ----------------

      Net additions                                              4,299,283         1,258,355             48,897           155,926

Net Assets Available for Employee
   Benefits:

   Beginning of year                                                     -                 -                  -                 -
   Net amounts transferred for loans                               (99,007)           (7,133)              (535)              105
   Oustanding defaulted loans                                            -                 -                  -                 -
   Net interfund transfers                                      11,064,545         6,259,608              3,470         1,164,073
                                                           ----------------   ---------------   ----------------  ----------------

   End of year                                                 $15,264,821        $7,510,830            $51,832        $1,320,104
                                                           ================   ===============   ================  ================

                                                                                                             FIDELITY MONEY
                                                                                                               MARKET TRUST:
                                                             FIDELITY         FIDELITY         FIDELITY         RETIREMENT
                                                            FREEDOM 2010     FREEDOM 2020     FREEDOM 2030     MONEY MARKET
                                                               FUND             FUND             FUND            PORTFOLIO
                                                           --------------  ---------------  ---------------  ----------------
INVESTMENT INCOME:

  Net realized gains (losses) from sale
      of securities                                              $ 3,518            $ 350          $ 3,610        $        -
  Net change in unrealized
      appreciation (depreciation) of investments                  47,864          109,120           72,453                 -
  Interest and Dividends                                          75,860           56,761           31,755         1,022,327
                                                           --------------  ---------------  ---------------  ----------------
                                                                 127,242          166,231          107,818         1,022,327

  Administrative expenses                                             (1)              (6)              (4)             (145)
                                                           --------------  ---------------  ---------------  ----------------

      Net investment income (loss)                               127,241          166,225          107,814         1,022,182

Contributions:

   Employer                                                       39,417           52,548          118,589         1,082,553
   Employee                                                      248,487          208,728          275,979         2,652,416
                                                           --------------  ---------------  ---------------  ----------------

      Total contributions                                        287,904          261,276          394,568         3,734,969

   Benefits paid to participants                                    (456)          (3,122)            (324)       (2,005,155)
                                                           --------------  ---------------  ---------------  ----------------

      Net additions                                              414,689          424,379          502,058         2,751,996

Net Assets Available for Employee
   Benefits:

   Beginning of year                                                   -                -                -                 -
   Net amounts transferred for loans                                  93          (27,035)          (9,783)          286,579
   Oustanding defaulted loans                                          -                -                -                 -
   Net interfund transfers                                     1,636,317        1,185,397          661,751        49,054,213
                                                           --------------  ---------------  ---------------  ----------------

   End of year                                                $2,051,099       $1,582,741       $1,154,026       $52,092,788
                                                           ==============  ===============  ===============  ================

                                                            FMTC SELECT
                                                            EQUITY SMALL      VANGUARD
                                                           CAPITALIZATION   INDEX TRUST
                                                             COLLECTIVE         500
                                                               TRUST         PORTFOLIO
                                                           --------------  ---------------
INVESTMENT INCOME:

  Net realized gains (losses) from sale
      of securities                                            $ (10,399)        $ 28,300
  Net change in unrealized
      appreciation (depreciation) of investments                 215,829        1,145,547
  Interest and Dividends                                           2,502          165,098
                                                           --------------  ---------------
                                                                 207,932        1,338,945

  Administrative expenses                                            (10)             (59)
                                                           --------------  ---------------

      Net investment income (loss)                               207,922        1,338,886

Contributions:

   Employer                                                       55,254          587,496
   Employee                                                      512,744        3,320,537
                                                           --------------  ---------------

      Total contributions                                        567,998        3,908,033

   Benefits paid to participants                                  (8,614)        (137,461)
                                                           --------------  ---------------

      Net additions                                              767,306        5,109,458

Net Assets Available for Employee
   Benefits:

   Beginning of year                                                   -                -
   Net amounts transferred for loans                             (27,154)        (200,975)
   Oustanding defaulted loans                                          -                -
   Net interfund transfers                                     1,473,748       12,128,460
                                                           --------------  ---------------
   End of year                                                $2,213,900      $17,036,943
                                                           ==============  ===============

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
                          NOTES TO FINANCIAL STATEMENTS

(7),  Continued


                                                                              VANGUARD       DLJ WINTHROP     DLJ WINTHROP
                                                                            INTERNATIONAL       FIXED           GROWTH &
                                                            VANGUARD/          GROWTH           INCOME           INCOME
                                                            WINDSOR II       PORTFOLIO           FUND              FUND
                                                           --------------  ---------------  ---------------  ----------------
INVESTMENT INCOME:

  Net realized gains (losses) from sale
      of securities                                           $ (116,217)     $     9,296      $  (479,487)      $  (109,374)
  Net change in unrealized
      appreciation (depreciation) of investments                (377,322)         363,329       (3,888,242)           31,996
  Interest and Dividends                                         192,991          185,851        4,548,685         1,965,539
                                                           --------------  ---------------  ---------------  ----------------
                                                                (300,548)         558,476          180,956         1,888,161

  Administrative expenses                                             (8)             (14)            (289)             (195)
                                                           --------------  ---------------  ---------------  ----------------

      Net investment income (loss)                              (300,556)         558,462          180,667         1,887,966

Contributions:

   Employer                                                       71,140          134,302          433,195           468,205
   Employee                                                      436,623          742,536        1,122,709         1,240,693
                                                           --------------  ---------------  ---------------  ----------------

      Total contributions                                        507,763          876,838        1,555,904         1,708,898

   Benefits paid to participants                                 (11,102)          (4,101)      (3,298,264)       (1,219,432)
                                                           --------------  ---------------  ---------------  ----------------

      Net additions                                              196,105        1,431,199       (1,561,693)        2,377,432

Net Assets Available for Employee
   Benefits:

   Beginning of year                                                   -                -                -                 -
   Net amounts transferred for loans                             (34,761)         (32,159)        (245,698)         (192,868)
   Oustanding defaulted loans                                          -                -                -                 -
   Net interfund transfers                                     2,895,668        2,665,979      111,474,761        46,051,677
                                                           --------------  ---------------  ---------------  ----------------

   End of year                                                $3,057,012       $4,065,019     $109,667,370       $48,236,241
                                                           ==============  ===============  ===============  ================


                                                           DLJ WINTHROP
                                                           INTERNATIONAL    DLJ WINTHROP      DLJ WINTHROP      DLJ STOCK
                                                             EQUITY           GROWTH         HIGH INCOME           FUND
                                                              FUND             FUND             FUND              (NEW)
                                                           --------------  ---------------  ---------------  ----------------
INVESTMENT INCOME:

  Net realized gains (losses) from sale
      of securities                                           $      745     $      4,163      $    (8,282)      $   672,839
  Net change in unrealized
      appreciation (depreciation) of investments                 159,997          573,379          (14,289)      (21,956,041)
  Interest and Dividends                                         267,790          480,615           49,713             9,642
                                                           --------------  ---------------  ---------------  ----------------
                                                                 428,532        1,058,157           27,142       (21,273,560)

  Administrative expenses                                            (15)             (15)              (2)             (367)
                                                           --------------  ---------------  ---------------  ----------------

      Net investment income (loss)                               428,517        1,058,142           27,140       (21,273,927)

Contributions:

   Employer                                                       38,077          411,755           19,088           329,891
   Employee                                                      119,601          869,009          174,092         1,111,815
                                                           --------------  ---------------  ---------------  ----------------

      Total contributions                                        157,678        1,280,764          193,180         1,441,706

   Benefits paid to participants                                  (3,334)          (1,017)         (11,330)         (510,076)
                                                           --------------  ---------------  ---------------  ----------------

      Net additions                                              582,861        2,337,889          208,990       (20,342,297)

Net Assets Available for Employee
   Benefits:

   Beginning of year                                                   -                -                -                 -
   Net amounts transferred for loans                             (22,182)         (12,288)         (19,073)           23,620
   Oustanding defaulted loans                                          -                -                -                 -
   Net interfund transfers                                     2,283,000        8,390,082          933,320        75,809,747
                                                           --------------  ---------------  ---------------  ----------------

   End of year                                                $2,843,679      $10,715,683     $  1,123,237       $55,491,070
                                                           ==============  ===============  ===============  ================


                                                           ALLIANCE/
                                                           FRONTIER           GROWTH           BALANCED
                                                             GROWTH            FUND              FUND
                                                              FUND             (OLD)             (OLD)
                                                           --------------  ---------------  ---------------
INVESTMENT INCOME:

  Net realized gains (losses) from sale
      of securities                                          $ 4,063,309     $ 27,816,474      $ 5,486,036
  Net change in unrealized
      appreciation (depreciation) of investments              90,670,248       (3,846,066)      (2,843,792)
  Interest and Dividends                                         507,151          661,204          424,697
                                                           --------------  ---------------  ---------------
                                                              95,240,708       24,631,612        3,066,941

  Administrative expenses                                         (2,097)        (179,741)               -
                                                           --------------  ---------------  ---------------

      Net investment income (loss)                            95,238,611       24,451,871        3,066,941

Contributions:

   Employer                                                    4,065,864                -                -
   Employee                                                    8,222,707       17,731,968        2,862,217
                                                           --------------  ---------------  ---------------

      Total contributions                                     12,288,571       17,731,968        2,862,217

   Benefits paid to participants                             (15,019,833)      (3,222,921)        (525,100)
                                                           --------------  ---------------  ---------------

      Net additions                                           92,507,349       38,960,918        5,404,058

Net Assets Available for Employee
   Benefits:

   Beginning of year                                                   -      492,324,965       82,487,948
   Net amounts transferred for loans                          (2,819,209)               -                -
   Oustanding defaulted loans                                          -                -                -
   Net interfund transfers                                   490,937,879     (531,285,883)     (87,892,006)
                                                           --------------  ---------------  ---------------

   End of year                                              $580,626,019      $         -     $          -
                                                           ==============  ===============  ===============

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
                          NOTES TO FINANCIAL STATEMENTS

(7),  Continued

                                                             BOND                   DLJ               MONEY MARKET
                                                             FUND                STOCK FUND              FUND          SEGREGATED
                                                             (OLD)                 (OLD)                 (OLD)            FUND
                                                       -----------------      -----------------   ----------------  -------------
INVESTMENT INCOME:

  Net realized gains (losses) from sale
      of securities                                      $ 2,297,549           $ 13,425,622            $(119,572)         $       -
  Net change in unrealized
      appreciation (depreciation) of
      investments                                         (2,147,316)            16,485,517                    -
  Interest and Dividends                                   1,026,283                 97,783              324,415                155
                                                       -------------      -----------------   ------------------   ----------------
                                                           1,176,516             30,008,922              204,843                155

  Administrative expenses                                          -                    (84)                   0                  -
                                                       -------------      -----------------   ------------------   ----------------

      Net investment income (loss)                         1,176,516             30,008,838              204,843                155

Contributions:

   Employer                                                        -                      -                    -                  -
   Employee                                                1,070,713                 86,110            1,424,675                  -
                                                       -------------      -----------------   ------------------    ---------------

      Total contributions                                  1,070,713                 86,110            1,424,675                  -

   Benefits paid to participants                          (1,224,914)                     -             (725,789)                 -
                                                       -------------      -----------------   ------------------   ----------------

      Net additions                                        1,022,315             30,094,948              903,729                155

Net Assets Available for Employee
   Benefits:

   Beginning of year                                      91,439,614             42,245,820           41,064,533              7,750
   Net amounts transferred for loans                         (45,890)                     -              170,737                  -
   Oustanding defaulted loans                                      -                      -                    -                  -
   Net interfund transfers                               (92,416,039)           (72,340,768)         (42,138,999)                 -
                                                       -------------      -----------------   ---------------------   -------------

   End of year                                                    $0                     $0                   $0             $7,905
                                                       =============      =================   =====================   =============

                                                                                                                         DLJ
                                                                       LOANS TO                                     Profit Sharing
                                                                     PARTICIPANTS             TOTAL                    Portion
                                                                --------------------   --------------------      ------------------



INVESTMENT INCOME:

  Net realized gains (losses) from sale
      of securities                                                        $     -            $ 52,944,226            $ 52,865,018
  Net change in unrealized
      appreciation (depreciation) of investments                                                75,999,390              75,885,691
  Interest and Dividends                                                         -              12,685,726              12,666,748
                                                                -------------------     -------------------      ------------------
                                                                                 -             141,629,342             141,417,457

  Administrative expenses                                                        -                (183,156)               (183,156)
                                                                -------------------     -------------------      ------------------

      Net investment income (loss)                                               -             141,446,186             141,234,301

Contributions:

   Employer                                                                      -               8,743,918               8,743,918
   Employee                                                                      -              47,824,804              47,824,804
                                                                -------------------     -------------------      ------------------

      Total contributions                                                        -              56,568,722              56,568,722

   Benefits paid to participants                                                 -             (28,158,603)            (28,158,603)
                                                                -------------------     -------------------      ------------------

      Net additions                                                              -             169,856,305             169,644,420

Net Assets Available for Employee
   Benefits:

   Beginning of year                                                     4,910,152             754,480,782             752,024,626
   Net amounts transferred for loans                                     3,314,616                       -                       -
   Oustanding defaulted loans                                              (75,392)                (75,392)                (75,392)
   Net interfund transfers                                                       -                       -                       -
                                                                -------------------     -------------------      ------------------

   End of year                                                          $8,149,376            $924,261,695            $921,593,654
                                                                ===================     ===================      ==================

    The change in net assets available for employee benefits for the Trust under the 401(k) Retirement Savings Plan for Employees of Donaldson Lufkin & Jenrette, Inc. for the year ended December 31, 1998 as follows:


                                                                         Balanced                                  Money Market
                                                  Growth Fund              Fund                Bond Fund               Fund
                                                 --------------        --------------         -------------          ------------
Investment income:
   Net realized gains from sale
     of securities                                 $ 80,839,106         $   4,660,792         $   1,976,296          $          -
   Net change in unrealized appreciation of
     investments                                     40,171,184             1,656,518               508,762                     -
   Interest and dividends                             2,965,994             2,786,196             5,238,653             1,705,773
                                                 --------------        --------------         -------------          ------------
                                                    123,976,284             9,103,506             7,723,711             1,705,773


   Administrative expenses                             (179,851)                    -                     -                     -
                                                 --------------        --------------         -------------          ------------

         Net investment income                      123,796,433             9,103,506             7,723,711             1,705,773
                                                 --------------        --------------         -------------          ------------


Contributions:

   Employer                                           4,581,837               557,052               216,930               428,576
   Employee                                          29,202,343             5,272,874             1,848,365             1,234,231
                                                 --------------        --------------         -------------          ------------

         Total contributions                         33,784,180             5,829,926             2,065,295             1,662,807

   Benefits paid to participants                    (14,531,126)           (3,020,170)           (3,986,890)             (910,168)
                                                 --------------        --------------         -------------          ------------

         Net additions                              143,049,487            11,913,262             5,802,116             2,458,412

Net Assets Available For Employee
   Benefits:

   Beginning of year                                387,647,292            75,327,925            93,608,209            29,813,992
   Net interfund transfers                          (38,371,814)           (4,753,239)           (3,060,559)            8,792,129
                                                 --------------        --------------         -------------          ------------


   End of year                                    $ 492,324,965        $   82,487,948          $ 96,349,766          $ 41,064,533
                                                 ==============        ==============          ============          ============


                                                                                                                    DLJ 401(K)
                                                                                                                Retirement Savings
                                                   DLJ Stock            Segregated                                    Plan's
                                                     Fund                  Fund                Total                 Portion
                                                 --------------       -------------         ---------------        --------------
Investment income:
   Net realized gains from sale
     of securities                               $            -       $           -         $    87,476,194        $   87,290,026
   Net change in unrealized appreciation of
     investments                                      4,820,571                   -              47,157,035            47,056,675
   Interest and dividends                                41,762                 173              12,738,551            12,711,439
                                                 --------------       -------------         ---------------        --------------
                                                      4,862,333                 173             147,371,780           147,058,140


   Administrative expenses                               (9,996)                  -                (189,847)             (189,847)
                                                 --------------       -------------         ---------------        --------------

         Net investment income                        4,852,337                 173             147,181,933           146,868,293
                                                 --------------       -------------         ---------------        --------------


Contributions:

   Employer                                                   -                   -               5,784,395             5,784,395
   Employee                                                   -                   -              37,557,813            37,557,813
                                                 --------------       -------------         ---------------        --------------

         Total contributions                                  -                   -              43,342,208            43,342,208

   Benefits paid to participants                              -                   -             (22,448,354)          (22,448,354)
                                                 --------------       -------------         ---------------        --------------

         Net additions                                4,852,337                 173             168,075,787           167,762,147

Net Assets Available For Employee
   Benefits:

   Beginning of year                                          -               7,577             586,404,995           584,262,479
   Net interfund transfers                           37,393,483                   -                       -                     -
                                                 --------------       -------------         ---------------        --------------

   End of year                                     $ 42,245,820             $ 7,750           $ 754,480,782         $ 752,024,626
                                                   ============             =======           =============         =============

                 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                        DONALDSON LUFKIN & JENRETTE, INC.

                          Notes to Financial Statements

(7),     Continued

The change in unrealized appreciation of investments held in the Group Trust Fund was $75,999,390 and $47,157,035 during 1999 and 1998, respectively, as follows:

                                                                                  1999                1998
                                                                               ------------         --------
   Change in unrealized appreciation (depreciation) of investments:
            Government bonds                                                    $(2,200,305)     $   436,179
            Corporate bonds and debentures                                         (844,603)         603,046
            Preferred stock                                                               -           15,030
            Common stock                                                         48,460,073       47,255,173
            Mutual funds                                                         30,368,194       (1,152,579)
            Trusts                                                                  215,829               --
            Short-term investments                                                      202              186
                                                                                -----------     ------------

                                                                                $75,999,390      $ 47,157,035
                                                                                ===========      ============

   Plan's participation in Group Trust Fund's
      Net unrealized appreciation                                               $75,885,691      $ 47,056,675
                                                                                ===========      ============

(8)      Reconciliation of Financial Statements to Form 5500
         ---------------------------------------------------

  At December 31, 1998, the Plan owed employees who were terminated during the Plan year the value of their account balances as of the month end immediately following termination. This amount, $2,632,614 was paid and charged against net assets of the Plan subsequent to December 31, 1998. At December 31, 1999, there were no benefits payable to terminated employees.

  A reconciliation of the net assets of the Plan as reported and the net assets of the Plan included in the Form 5500 is as follows:

                                                                               1999                 1998
                                                                          ------------         -------------
   Net assets per Statement of Net Assets available
     for Plan Benefits                                                    $ 921,593,654        $ 752,024,626
   Adjustment for benefits paid to terminated
     Employees subsequent to end of year                                              -           (2,632,614)
                                                                          -------------        -------------

   Net assets available to participants per Form 5500                     $ 921,593,654        $ 749,392,012
                                                                          =============        =============

  The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                               1999                 1998
                                                                          -------------         ------------

   Benefits paid to participants per the financial statements              $ 28,158,603         $ 22,448,354

   Add:  Amounts allocated to withdrawing participants
            at end of year                                                            -            2,632,614

   Less: Amounts allocated to withdrawing participants
            at beginning of year                                             (2,632,614)          (3,138,635)
                                                                          -------------         ------------

   Benefits paid to participants  per Form 5500                           $  25,525,989         $ 21,942,333
                                                                          =============         ============

  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                      SCHEDULE 1

         TRUST UNDER THE 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
            Item 27a-Schedule of Assets Held for Investment Purposes
                                December 31, 1999

                                                                                                Fair Value or
                                                           Number of                              Estimated
                                                          Shares/Units                            Fair Value
Security                                                  or Par Value        Cost                 (Note 2)
--------------------                                      ------------        ----                 --------
Mutual Funds:
    Fidelity Blue Chip Growth Fund *                          242,959        $ 13,294,391      $ 14,604,251
    Fidelity Dividend Growth Fund *                           250,844           7,415,322         7,271,970
    Fidelity Freedom Income Fund *                              3,746              41,905            42,443
    Fidelity 2000 Fund *                                      100,530           1,275,752         1,305,884
    Fidelity 2010 Fund *                                      135,047           1,960,288         2,008,152
    Fidelity 2020 Fund *                                       92,930           1,413,071         1,522,191
    Fidelity 2030 Fund *                                       60,818             954,159         1,026,612
    Vanguard Index Trust 500 Portfolio                        120,952          15,222,856        16,368,404
    Vanguard/Windsor II                                       119,197           3,353,677         2,976,354
    Vanguard International Growth Portfolio                   174,055           3,551,175         3,914,504
    DLJ Winthrop Fixed Income Fund *                       11,222,141         113,079,676       109,191,434
    DLJ Winthrop Growth and Income Fund *                   2,012,171          47,696,690        47,728,687
    DLJ Winthrop High Income Fund *                           113,058           1,114,343         1,100,053
    DLJ Winthrop International Equity Fund *                  197,553           2,639,326         2,799,323
    DLJ Winthrop Growth Fund *                                471,784           9,702,087        10,275,466
                                                                             ------------      ------------
       Total Mutual Funds                                                   $ 222,714,718      $222,135,728
                                                                            =============      ============
Trusts:
    FMTC Select Small
       Capitalization
       Collective Trust                                       171,292       $   1,935,602      $   2,151,431
                                                                            =============      =============
Loans to Participants                                       8,149,376       $   8,149,376      $   8,149,376
                                                                            =============      =============

* Represents investment with a party-in-interest

                                                            Schedule 1

                    TRUST UNDER THE 401(K) RETIREMENT SAVINGS
                              PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
                       Item 27a - Schedule of Assets Held
                            for Investment Purposes
                               December 31, 1999


                                                          --------------------------------------------------
                                                                                               Fair Value or
                                                           Number of                             Estimated
                                                          Shares/Units                           Fair Value
Security                                                  or Par Value        Cost                (Note 2)
--------                                                  --------------------------------------------------
Alliance/Frontier Growth Fund:
Alliance Mutual Fund *                                     48,465,460     485,584,068          525,202,567
                                                          -----------     -----------          -------------
Frontier Holdings:
ADELPHIA COMMUNIC CORP                                             0                0              129,875
AES CORP                                                    5,300.00          315,169              396,175
AFFILIATED COMPUTER SVCS A                                 11,700.00          428,654              538,200
AK STEEL HLDG CORP                                         21,978.00          399,225              414,835
ALTERA CORP                                                14,200.00          326,865              703,788
AMERICA ONLINE INC                                          3,700.00          246,238              279,119
AMERICAN INTL GROUP INC                                     3,875.00          280,868              418,984
AMFM INC                                                    8,200.00          239,145              641,650
AMPHENOL CORP CL A                                          3,900.00          272,591              259,594
ANALOG DEVICES INC                                          6,900.00          361,311              641,700
APOLLO GROUP CL A                                          10,000.00          265,363              200,625
APPLIED MATERIALS INC                                       5,300.00          303,734              671,444
AT&T CORP-LIBERTY MEDIA GROUP CL A                          8,500.00          294,116              550,475
ATLAS AIR INC                                              11,200.00          270,758              307,300
ATMEL CORP                                                 29,200.00          333,203              863,225
BEST BUY CO INC                                             3,300.00          207,026              165,619
BT GOVT STIF FUND                                                  0                0                    0
CBS CORP                                                    7,500.00          249,405              479,531
CHASE MANHATTAN CORP NEW                                   12,600.00          428,072              978,863
CIENA CORP                                                  5,000.00          252,707              287,500
CIRCUIT CITY STORES INC                                     7,100.00          259,375              319,944
CISCO SYSTEMS INC                                          28,000.00          353,173            2,999,500
CITIGROUP INC                                              10,550.00          465,788              586,184
CLEAR CHANNEL COMM                                         16,200.00          966,520            1,445,850
CMG INC                                                          500          111,269              138,438
COMCAST CL A SPECIAL                                        7,800.00          304,218              394,388
COMDISCO INC                                                9,000.00          300,745              335,250
COMPUWARE CORP                                              7,100.00          198,956              264,475
COMVERSE TECHNOLOGY INC                                     6,750.00          157,476              977,063
COSTCO WHOLESALE CORP                                       7,000.00          368,017              638,750
CYPRESS SEMI-CONDUCTOR CO                                   8,500.00          227,179              275,188
DANAHER CORP                                               19,400.00          334,442              936,050
DELL COMPUTER CORP                                         12,600.00           49,809              642,600
DEVON ENERGY CORP (COMM)                                   12,200.00          470,768              401,075
DII GROUP INC                                               6,000.00          235,180              425,813
ECHOSTAR COMMUNICATIONS C                                   5,900.00          441,025              575,250
ELAN CORP PLC ADR                                          14,400.00          334,972              424,800

                    TRUST UNDER THE 401(K) RETIREMENT SAVINGS
                              PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.


                                                                                                Fair Value or
                                                           Number of                              Estimated
                                                          Shares/Units                            Fair Value
Security                                                  or Par Value        Cost                 (Note 2)
--------                                                  -------------------------------------------------
ELECTRONICS FOR IMAGING INC                                 8,400.00          401,412              488,250
EMC CORP                                                   29,100.00          354,786            3,179,175
EXPRESS SCRIPTS INC CL A                                    3,100.00          209,744              198,400
FAMILY DOLLAR STORES INC                                    2,500.00           61,355               97,875
FISERV INC                                                 13,350.00          405,043              511,472
GENERAL MOTORS CORP CL H                                    1,100.00           98,089              105,600
HEALTH MGMT ASSOC INC CL A                                 12,100.00          124,705              161,838
HEWLETT-PACKARD COMPANY                                     4,900.00          332,677              558,294
INFINITY BROADCASTING CRP CL A                             15,625.00          146,373              565,430
INSIGHT COMMUNICATIONS INC                                 10,000.00          288,739              296,250
INTEL CORP                                                 12,700.00          392,117            1,045,369
INTUIT INC                                                  5,700.00          154,820              341,644
IRON MOUNTAIN INC (OLD)                                     4,400.00          131,757              172,975
ITC DELTACOM INC                                           10,200.00          240,621              281,775
IVAX CORP                                                  15,500.00          316,549              399,125
LAMAR ADVERTISING CO CL A                                   4,900.00          109,841              296,756
LINENS N THINGS INC                                        15,100.00          232,191              441,413
LOWES CO INC                                                8,200.00          426,761              489,950
LSI LOGIC CORP                                             10,700.00          355,036              722,250
MASTECH CORP                                                2,700.00           64,692               14,850
MAXIM INTEGRATED PRODUCTS                                  20,000.00          230,386              943,750
MCI WORLDCOM INC (OLD)                                     20,700.00          681,074            1,098,394
MEDIAONE GROUP INC                                          1,200.00           44,137               92,175
MICROSOFT CORP                                              5,000.00          305,799              583,750
MIH LTD                                                            0                0               33,000
MORGAN STANLEY DEAN WITTER & CO                                  800           76,525              114,200
MOTOROLA INC                                                2,400.00          174,644              353,400
NEXTCARD INC                                                2,200.00           63,423                    0
NOKIA CORP PFD SPON ADR                                    12,000.00          208,158            2,280,000
NOVA CORP GA CO                                            10,600.00          311,932              334,563
O'REILLY AUTOMOTIVE                                        18,400.00          354,782              395,600
PARAMETRIC TECHNOLGY CORP                                  13,900.00          242,366              376,169
PARK PLACE ENTERTAINMENT                                    6,000.00           80,787               75,000
PATTERSON DENTAL CO                                         5,700.00          187,826              242,963
PENTAIR INC                                                 6,200.00          255,327              238,700
PERKINELMER INC                                             4,200.00          160,880              175,088
PMC-SIERRA INC                                              8,600.00          151,726            1,378,688

                    TRUST UNDER THE 401(K) RETIREMENT SAVINGS
                              PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.

                                                                                                Fair Value or
                                                           Number of                              Estimated
                                                          Shares/Units                            Fair Value
Security                                                  or Par Value        Cost                 (Note 2)
--------                                                  -------------------------------------------------
QUALCOMM INC                                                1,600.00           79,978              281,800
QWEST COMMUNICATIONS INTL                                   3,800.00          146,313              163,400
REMEDY CORP                                                 5,900.00          251,269              279,513
ROYAL CARRIBEAN CRUISES LTD                                 4,000.00          181,119              197,250
RYANAIR HOLDINGS PLC SPON ADR                               1,900.00           90,153              104,738
SAFEGUARD SCIENTIFICS INC                                   3,400.00          237,006              551,013
SANMINA CORP                                                9,600.00          344,491              958,800
SOLECTRON CORP                                             15,500.00          151,846            1,474,438
SPRINT CORP                                                 6,700.00          317,308              450,994
SPX CORPORATION                                             1,800.00          123,288              145,463
SUN MICROSYSTEMS INC                                        8,000.00          181,959              619,500
SUNGARD DATA SYSTEMS INC                                    4,600.00          136,261              109,250
SYBRON INTERNATIONAL INC                                   13,600.00          202,980              335,750
SYLVAN LEARNING SYSTEMS                                    12,900.00          328,026              167,700
TELEPHONE & DATA SYSTEMS                                    1,300.00          159,706              163,800
TELLABS INC                                                 6,600.00          139,709              423,638
TERADYNE INC                                                6,900.00          250,881              455,400
TEXAS INSTRUMENTS INC                                      11,000.00          415,168            1,065,625
TIME WARNER INCORPORATED                                    5,100.00          336,618              369,431
TRIBUNE CO                                                  2,200.00          111,826              121,138
UNITEDGLOBALCOM INC CL A                                    1,600.00           84,864              113,000
USA NETWORKS INC                                            1,400.00           65,866               77,350
VISHAY INTERTECHNOLOGY INC                                 14,000.00          345,553              442,750
WARNER-LAMBERT CO                                           5,700.00          425,132              467,044
WATERS CORP                                                 7,700.00          254,652              408,100
WINSTAR COMMUNICATIONS INC                                  1,000.00           59,655               74,875
XILINX INC                                                 27,200.00          290,659            1,236,738

                                                                     --------------------------------------

   Total Common Stocks                                                     25,142,728           51,051,749
                                                                     --------------------------------------

   Total Alliance/Frontier Growth Fund                                   $510,726,796         $576,254,316
                                                                     ======================================

* Represents investment with a party-in-interest.

         TRUST UNDER THE 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
            Item 27a-Schedule of Assets Held for Investment Purposes

                                                                                                 Fair Value
                                                           Number of                            or Estimated
                                                         Shares/Units                            Fair Value
                                                         or par value            Cost              (Note 2)
                                                       ----------------     -------------    --------------
SECURITY:
--------
DLJ Stock Fund:
Common Stocks:
    Financial:
       Banks & Other Financial Services:
         Donaldson, Lufkin & Jenrette, Inc. *               6,365,652          $42,317,628       $ 52,386,330
                                                                               -----------       ------------

          Total Financial                                                     $ 42,317,628       $ 52,386,330
                                                                              ============       ============

*  Represents investment with a Party-in-interest

                                                                      SCHEDULE 2

         TRUST UNDER THE 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
            Item 27a-Schedule of Assets Held for Investment Purposes
          Which Were Both Acquired and Disposed of Within the Plan Year

                                December 31, 1999

                                                    Shares             Shares            Cost of          Proceeds from
                                                   Acquired           Disposed         Acquisitions       Dispositions
                                                   --------           --------         ------------       ------------
DESCRIPTION

                                      None


                                                                      SCHEDULE 3

         TRUST UNDER THE 401(K) RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
                       DONALDSON, LUFKIN & JENRETTE, INC.
                  Item 27d-Schedule of Reportable Transactions
                      For the Year Ended December 31, 1999



**  No Reportable Transactions**


Reportable transactions, for the purposes of this schedule are:

(a) A single transaction within the plan year in excess of 5% of the current value of the plan assets.

(b) Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                            401(K) Retirement Savings Plan
                                               for Employees of
                                            Donaldson, Lufkin & Jenrette, Inc.


Date:  6/28/00                          By: /s/ Paul Barry
                                            ------------------------------------
                                            Paul Barry
                                            PLAN ADMINISTRATOR